1UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)*


Versar, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

925297103
(CUSIP Number)

October 31, 2010
(Date of Event which Requires
Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X]  Rule 13d-1(b)
    [ ]  Rule 13d-1(c)
    [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.925297103	SCHEDULE 13G	Page 2 of 7


1	Name of Reporting Person	Eliot Rose Asset Management, LLC
	IRS Identification No. of Above Person	04-3649045

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		Rhode Island

			5	Sole Voting Power

				538,400

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY		-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				998,900

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	998,900

10	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see instructions)       [ ]

11	Percent of Class Represented by Amount in Row 9

	10.8%

12	Type of Reporting Person (See Instructions)

	OO, IA


CUSIP No.925297103	SCHEDULE 13G	Page 3 of 7


1	Name of Reporting Person	Gary S. Siperstein
	IRS Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		United States

			5	Sole Voting Power

				538,400

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY		-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				998,900

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	998,900

10	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see instructions)       [ ]

11	Percent of Class Represented by Amount in Row 9

	10.8%

12	Type of Reporting Person (See Instructions)

	OO, IN


 CUSIP No.925297103	SCHEDULE 13G	Page 4 of 7


Item 1(a).	Name of Issuer.

	Versar, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices.

	6850 Versar Center, Springfield, Virginia  22151

Item 2(a).	Names of Persons Filing.

	Eliot Rose Asset Management, LLC and Gary S. Siperstein.

Item 2(b).	Address of Principal Business Office or, if none,
Residence.

	The office address for Eliot Rose Asset Management, LLC
and Gary S. Siperstein is 1000 Chapel View Boulevard, Suite
240, Cranston, RI  02920

Item 2(c).	Citizenship.

	Eliot Rose Asset Management, LLC is a Rhode Island limited liability company, Gary S. Siperstein is a United
States citizen.

Item 2(d).	Title of Class of Securities.

	Common Stock

Item 2(e).	CUSIP Number.

	925297103

Item 3.	If this statement is filed pursuant to 240.13d-
1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).


CUSIP No.925297103	SCHEDULE 13G	Page 5 of 7


(e)  [X] An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) [X] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G). (for Gary Siperstein only)

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company act of 1940 (15 U.S.C. 80a-3).

(j)  [ ] A non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J);

(K)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	Reference is made hereby made to Items 5-9 and 11 of pages two (2) and three (3) of this Schedule 13G, which Items are incorporated by reference herein.

	The securities reported in this Schedule include 538,400 shares held by Tapestry Investment Partners, LP, a limited partnership of which Eliot Rose Asset Management, LLC is the
General Partner.   Eliot Rose Asset Management, LLC and Gary
Siperstein, as the Manager of Eliot Rose Asset Management,
LLC, may be deemed to beneficially own the securities held by Tapestry Investment Partners, LP for purposes of Section 13-d of the Act, insofar as they may be deemed to have the power to direct the voting or disposition of those securities.

	Eliot Rose Asset Management, LLC is an investment advisor registered under Section 203 of the Investment Advisors Act or 1940. [Aside from securities held by Tapestry Investment Partners LP], [t]he securities reported in this Schedule are held in customer accounts as to which Eliot Rose Asset
Management, LLC acts as investment adviser.   Eliot Rose
Asset Management, LLC and Gary Siperstein, as the General
Partner of Eliot Rose Asset Management, LLC, may be deemed to beneficially own such securities for purposes of Section 13-d of the Act, insofar as they may be deemed to have the power to direct the voting or disposition of those securities.
Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that Eliot Rose
Asset Management LLC or


CUSIP No.925297103	SCHEDULE 13G	Page 6 of 7


Mr. Siperstein is for any other purpose the beneficial owner of any of the securities, and each of Eliot Rose Asset Management and Mr. Siperstein disclaims beneficial ownership as to these securities except to the extent of his or its direct pecuniary interests therein.


Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person.

	See Item 4.

Item 7.	Identification and Classification of the
Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

	Not applicable.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.



CUSIP No.925297103	SCHEDULE 13G	Page 7 of 7


Item 10.	Certification.

	By signing below, Eliot Rose Asset Management, LLC and Gary S. Siperstein certify that, to the best of their knowledge and belief, the securities referred to above on pages two (2) and three (3), respectively, of this Schedule 13G were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature


	After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:	November 2, 2010

	Eliot Rose Asset Management, LLC



	/S/ Gary S. Siperstein
	_____________________________
	By:  Gary S. Siperstein
	its: Managing Member


	Gary S. Siperstein


	/S/ Gary S. Siperstein
	_____________________________
	By:  Gary S. Siperstein

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)